

September 11, 2012

<u>Via E-Mail</u>
Mr. Joe Chan
Chief Financial Officer
American Bonanza Gold Corp.
200 Granville Street, Suite 1238
Vancouver, British Columbia
Canada V6C 1S4

      Re: **American Bonanza Gold Corp.**
            Form 20-F for the Fiscal Year Ended December 31, 2011
            Filed April 2, 2012
            File No. 000-29916

Dear Mr. Chan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining